November 19, 2004


VIA EDGAR (Correspondence Filing)

Ms. Patsy Mengiste
Securities and Exchange Commission
450 Fifth Street, N.W. (Mail Stop 05-05)
Washington, D.C. 20549-5005

ATTN:             Document Control - EDGAR

RE:               AXP Partners International Series, Inc.
                           AXP Partners International Core Fund
                           Post -Effective Amendment No. 8 ("Amendment No. 8") File Nos. 333-64010 / 811-10427

Dear Ms. Mengiste:

This letter is in response to Staff's oral comments that you communicated to us by telephone on or about November 10, 2004 for the fund referenced above.

                                   PROSPECTUS

Comment 1: Page 7p. Under footnote (c) in the Average Annual Total Return table of the "Past Performance" section, state the timeframe for the fee waivers.

Response: The fee waivers will continue through the next fiscal year end for the fund. The footnote has been revised as follows:

     AEFC and its affiliates have contractually agreed to waive certain fees and to absorb certain expenses until October 31, 2005, and will not be reimbursed by the Fund. Under this agreement, net expenses will not exceed _____% for Class A; _____% for Class B; _____% for Class C and _____% for Class Y.

Staff had no additional comments except the requirement to make the following representation on behalf of the Registrant:

In connection with Amendment No. 8, the Registrant, hereby acknowledges the following:

     The disclosures in the filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in this filing. The Registrant represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact Christopher O. Petersen at (612) 671-4321 or Simone Pepper at (612) 671-2847.


Sincerely,


/s/ Leslie L. Ogg
----------------
    Leslie L. Ogg
    Vice President, General Counsel and Secretary